UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July, 2009

Commission File Number: 001-34406

ADVANTAGE OIL & GAS LTD.

(Translation of registrant’s name into English)

700, 400 – 3 Avenue SW

Calgary, Alberta, Canada T2P 4H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Exhibit	Title
99.1	Second Supplemental Trust Indenture dated July 9, 2009
99.2	Third Supplemental Trust Indenture dated July 9, 2009
99.3	Fourth Supplemental Trust Indenture dated July 9, 2009
99.4	Shareholder Rights Plan Agreement dated July 9, 2009
99.5	Restricted Share Performance Incentive Plan
99.6	Constating Documents of Advantage Oil & Gas Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANTAGE OIL & GAS LTD.

Date: October 28, 2009	By:	/s/ Craig Blackwood
Name: Craig Blackwood
Title: Vice President, Finance